Atlas Resources, Incorp.

4759 Kester Avenue

Sherman Oaks, CA 91403

Telephone: 310-780-1558

September 22, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:

Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated August 30, 2010 concerning our registration statement on Form S-1, we respond to your comments as follows:

Financial Statements

1.

Please amend your document to include updated financial statements that comply with Rule 8-08 of Regulation S-X.

We have included financial statements for the interim period ended June 30, 2010 in our amended registration statement.

Note 3 – Significant Accounting Policies, page 25

c. Mineral property costs, page 25

2.

We note you have revised your disclosure in response to comment 2 from our letter dated July 9, 2010. However, we note that you continue to disclose that you will capitalize costs incurred “to develop mine areas substantially in advance of current production.” As previously requested in prior comment 2, please expand your disclosure to clarify what you mean by this statement.

Based on our accountant’s discussion with Karl Hiller of your office, we have revised our mineral property note disclosure to indicate that we will capitalize costs incurred “to develop mine areas substantially in advance of production.”

Yours truly,

/s/ Blair Sorby

Blair Sorby

President